

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

MAIL STOP 3561

January 11, 2010

Mr. James A. Rubright, Chief Executive Officer
Rock-Tenn Company
504 Thrasher Street
Norcross, Georgia 30071

>   **Re: Rock-Tenn Company**
>   **Form 10-K for Fiscal Year Ended September 30, 2009**
>   **Filed on November 18, 2009**
>   **File No. 1-12613**

Dear Mr. Rubright:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2009

Exhibits

1. It appears that the documents in Exhibits 2.1 and 4.1 are not complete. Exhibit 2.1 appears to be lacking the exhibits and schedules to the agreement and Exhibit 4.1 appears to be lacking the schedules to the agreement. In your next periodic report, please file these documents in their entirety, including all schedules, exhibits, annexes, appendices, etc. If you believe Item 601(b)(2) of Regulation S-K applies to Exhibit 2.1, please explain and revise to comply with that provision.

2. The incorporation by reference for Exhibit 3.1 does not appear correct. Please revise in your next periodic report, or advise.

Financial Statements

Notes to Financial Statements

Note 5 – Alternative Fuel Tax Credit, page 59

3. We note you recognized $54.1 million in alternative fuel credits. These tax credits were recorded as a reduction of cost of goods sold. Please provide us with your basis for recording such amount as a reduction of cost of goods sold along with references to authoritative literature supporting your position.

Definitive Schedule 14A

Annual performance bonus, page 24

4. Please tell us why your annual executive bonus plan is not considered a non-equity incentive plan for purposes of Item 402 of Regulation S-K.

Closing comments

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comment may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to me, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Robert McIntosh, Esq.
        FAX: (770) 248-4402